Exhibit 99.9
Wipro Limited — Results for the Quarter and year ended March 31, 2006
Wipro Limited — Consolidated Unaudited Segment-wise Business performance for the quarter and year ended
March 31, 2006 (In Rs. Million)

Particulars	Quarter ended March 31,			Year ended March 31,
	2006	2005	Growth%	2006	2005	Growth%

Revenues
IT Services	20,637	14,609	41	72,531	54,230	34
Acquisitions	443	—		502	—
BPO Services	2,091	1,800	16	7,627	6,523	17
Global IT Services and Products	23,171	16,409	41	80,660	60,753	33
India and AsiaPac IT Services and Products	5,695	4,842	18	17,048	13,964	22
Consumer Care and Lighting	1,658	1,228	35	6,008	4,723	27
Others	876	788	11	3,323	2,604	28
Eliminations	(268)	(146)		(781)	(346)
Total	31,132	23,121	35	106,258	81,698	30
Profit Before Interest and Tax (PBIT)
IT Services	5,412	3,923	38	18,751	14,835	26
Acquisitions	29	—		45	—
BPO Services	369	225	64	1,058	1,206	-12
Global IT Services and Products	5,810	4,148	40	19,854	16,041	24
India and AsiaPac IT Services and Products	566	415	36	1,459	1,042	40
Consumer Care and Lighting	214	177	21	805	672	20
Others	115	81	42	388	397	-2
Total	6,705	4,821	39	22,506	18,152	24
Interest (Net) and Other Income	402	197		1,272	796
PROFIT BEFORE TAX	7,107	5,018	42	23,778	18,948	25
Income Tax expense including Fringe Benefit Tax	(983)	(715)		(3,391)	(2,750)
Profit before Share in earnings / (losses) of Affiliates and minority interest	6,124	4,303	42	20,387	16,198	26
Share in earnings of affiliates	55	42		288	175
Minority interest	—	(15)		(1)	(88)
PROFIT AFTER TAX	6,179	4,330	43	20,674	16,285	27
Earnings per share — EPS(PY: Adjusted EPS for bonus issue in ratio of 1:1) Equity Shares of par value Rs. 2/- each
Basic (in Rs.)	4.37	3.10		14.70	11.70
Diluted (in Rs.)	4.29	3.05		14.48	11.60
Operating Margin
IT Services	26%	27%		26%	27%
Acquisitions	7%	—		9%	—
BPO Services	18%	13%		14%	18%
Global IT Services and Products	25%	25%		25%	26%
India and AsiaPac IT Services and Products	10%	9%		9%	7%
Consumer Care and Lighting	13%	14%		13%	14%
Total	22%	21%		21%	22%
Capital employed
IT Services	27,952	21,416		27,952	21,416
Acquisitions	2,692	—		2,692	—
BPO Services	6,357	8,472		6,357	8,472
Global IT Services and Products	37,001	29,888		37,001	29,888
India and AsiaPac IT Services and Products	2,401	1,370		2,401	1,370
Consumer Care and Lighting	1,210	917		1,210	917
Others	26,272	21,538		26,272	21,538
Total	66,884	53,713		66,884	53,713
Capital Employed Composition
IT Services	41%	40%		41%	40%
Acquisitions	4%	—		4%	—
BPO Services	10%	16%		10%	16%
Global IT Services and Products	55%	56%		55%	56%
India and AsiaPac IT Services and Products	4%	3%		4%	3%
Consumer Care and Lighting	2%	2%		2%	2%
Others	39%	39%		39%	39%
Total	100%	100%		100%	100%
Return on average capital employed
IT Services	87%	79%		76%	81%
Acquisitions	5%	—		3%	—
BPO Services	17%	11%		14%	16%
Global IT Services and Products	65%	59%		59%	62%
India and AsiaPac IT Services and Products	96%	119%		77%	63%
Consumer Care and Lighting	76%	90%		76%	89%
Total	38%	36%		37%	39%
Notes to segment report:
1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes exchange differences which are reported in other income in the financial statements.
3. PBIT for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 154 Million (2005: Rs. 177 Million) and Rs. 633 Million (2005: Rs. 346 Million) respectively. PBIT of Global IT Services and Products for the quarter and year ended March 31, 2006 is after considering restricted stock unit amortisation of Rs. 131 Million (2005: Rs. 159 Million) and Rs. 544 Million (2005: Rs. 310 Million) respectively.
4. Capital employed of segments include current liabilities:

	(In Rs. Million)
	As at March 31,
Name of the segment	2006	2005

Global IT Services and Products	13,510	8,338
India & AsiaPac IT services and Products	5,314	4,233
Consumer Care and Lighting	1,080	764
Others	8,866	4,709

Total	28,770	18,044

5. Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 29,817 Million (2005: Rs. 28,497 Million).
6. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside:
7. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
8. Until June 30, 2005, the Company reported IT Services and BPO Services as an integrated business segment — Global IT Services and Products. Effective July 2005, the Company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business are now segregated into IT Services and BPO Services.

								(In Rs. Million)
Geography	Quarter ended,				Year ended
	March 31,				March 31,
	2006	%	2005	%	2006	%	2005	%

India	7,042	23	5,876	25	22,438	21	19,513	24
USA	15,215	49	11,345	50	53,088	50	41,935	51
Europe	7,020	22	4,710	20	24,311	23	16,661	20
Rest of the world	1,855	6	1,190	5	6,421	6	3,589	5

Total	31,132	100	23,121	100	106,258	100	81,698	100

9. Effective December 1, 2005, the Company acquired 100% equity of mPower Software Services Inc. and its subsidiaries (mPower) including the minority shareholding held by MasterCard International in MPact India, a joint venture between MasterCard International and mPower Inc., for an aggregate cash consideration of Rs. 1,275 Million. mPower Software Services Inc. is a US based company engaged in providing IT services in the payments space.
As a part of this acquisition, Wipro aims to provide MasterCard a wide range of services including application development and maintenance, infrastructure services, package implementation, BPO and testing. Through this acquisition, Wipro is able to expand domain expertise in payment space and increase the addressable market for IT services. This acquisition resulted in goodwill of Rs. 1,089 Million.
10. On December 28, 2005 the Company acquired 100% equity of BVPENTE and its subsidiaries (New Logic). New Logic is an European System-on-Chip design company. The consideration includes cash consideration of Rs. 1,157 Million and earn outs of Euro 26 Million to be determined and paid in future based on financial targets being achieved over a 3 year period.
Through this acquisition, the Company has acquired strong domain expertise in semiconductor IP cores and complete system-on-chip solutions with digital, analog mixed signal and RF design services. The acquisition also enables the Company to access over 20 customers in the product engineering space. This acquisition resulted in goodwill of Rs. 849 Million.
11. As at March 31, 2006, revenues, operating profits and capital employed (including goodwill) of mPower and New Logic are reported separately under ‘Acquisitions’.
12. As of March 31, 2006, forward contracts and options (including zero cost collars) to the extent of USD 226 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount on the forward contracts for the period up to the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.
Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range, the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price.
The exchange differences on the forward contracts and options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. The premium / discount at inception of forward contracts is amortised over the life of the contract.
Wipro Limited — Stand alone — Parent Company
Unaudited Financial Statements for the quarter and year ended March 31, 2006
(In Rs. Million)

	Nine months ended	Three months ended		Year ended
Particulars	December 31,	March 31,		March 31,
	2005	2006	2005	2006	2005

REVENUES	67,499	34,980	20,656	102,479	72,456
Cost of Sales / Services
a. Consumption of raw materials*	8,959	4,306	3,515	13,265	11,106
b. Other expenditure	33,863	18,730	9,872	52,593	34,569
Gross Profit	24,677	11,944	7,269	36,621	26,781
Selling and Marketing expenses	4,678	1,836	1,247	6,514	5,111
General and Administrative expenses	3,121	1,944	764	5,065	2,995
Operating Profit before interest and depreciation	16,878	8,164	5,258	25,042	18,675
Interest expense	28	3	10	31	56
Depreciation	1,752	1,171	564	2,923	1,860
Operating Profit after interest and depreciation	15,098	6,990	4,684	22,088	16,759
Other income	828	489	187	1,317	811
Profit before tax	15,926	7,479	4,871	23,405	17,570
Provision for tax	2,296	904	657	3,200	2,622
PROFIT FOR THE PERIOD	13,630	6,575	4,214	20,205	14,948
Paid up equity share capital	2,841	2,852	1,407	2,852	1,407
Reserves	63,369	61,353	47,517	61,353	47,517
Earnings per share (EPS)
(PY: Adjusted EPS for bonus issue in ratio of 1:1)
Basic — in Rs.	9.71	4.65	3.02	14.37	10.74
Diluted — in Rs.	9.57	4.57	2.97	14.15	10.64
Aggregate of non-promoters shareholding
Number of shares	259,602,839	264,618,007	237,664,784	264,618,007	237,664,784
(PY: Adjusted for bonus issue in ratio of 1:1)
Percentage of holding	18.27%	18.55%	16.89%	18.55%	16.89%
Details of expenditure
Items exceeding 10% of total expenditure Staff Cost	29,142	13,648	8,450	42,790	30,219
*Includes Increase / (Decrease) in finished and processed stocks	(88)	(154)	(44)	(242)	(93)
Status of Redressal of Complaints received for the period from January 1, 2006 to March 31, 2006

Nature of Complaints	Opening balance	Complaints received	Complaints disposed	Unresolved
	for the quarter	during the quarter	during the quarter
Non-receipt of Securities	—	14	14	—
Non-receipt of Annual Reports	—	4	4	—
Correction / revalidation of Dividend warrants	—	100	100	—
SEBI / Stock Exchange complaints	—	1	1	—
Non-receipt of Dividend warrants	—	44	44	—
Total	—	163	163	—
Notes:
(1) The above unaudited financial results were taken on record by the Board of Directors of the Company at its meeting held on April 19, 2006.
(2) The Board of Directors of the Company have recommended a final dividend of Rs. 5/- per share.
(3) In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
(4) During the year ended March 31, 2006, the Company made additional investments in Wipro Inc. and Wipro Holdings UK Limited, of Rs. 1,275 Million and Rs. 1,157 Million respectively. In December 2005, Wipro Inc. acquired mPower Software Services Inc. USA & its subsidiaries and Wipro Holdings UK Limited acquired NewLogic Technologies AG, Austria & its subsidiaries.
(5) In terms of the scheme of amalgamation approved by the Reserve Bank of India on February 11, 2006, the High Court of Karnataka on April 5, 2006, the Registrar of Companies, Mauritius on January 6, 2006 and the Ministry of Finance, Bermuda on March 28, 2006, Wipro BPO Solutions Limited, India, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda amalgamated with the Company with effect from April 1, 2005. The Company has accounted for the amalgamation as amalgamation in the nature of merger under AS 14 — Accounting for amalgamation. The Company is in the process of obtaining certified copy of the order of high court of Karnataka approving the amalgamation. The Company will file this order with Registrar of Companies, Karnataka and subsequently, publish audited accounts.
The following are the salient features of the scheme:
a) Spectramind Limited, Bermuda is the wholly owned subsidiary of the Company. Spectramind Limited, Mauritius, a wholly owned subsidiary of Spectramind Limited, Bermuda is therefore a wholly owned subsidiary of the Company. All shares held in Spectramind Limited, Mauritius and Spectramind Limited, Bermuda were cancelled and extinguished.
b) From the effective date of the scheme, the entire share capital of Wipro BPO Solutions Limited comprising of 31,023,567 shares of Rs. 10/- each held by the Company, 1 equity share of Rs. 10/- held by Spectramind Limited, Bermuda and 34,904,102 equity shares of Rs. 10/- each held by Spectramind Limited, Mauritius were cancelled and extinguished.
c) All the assets and liabilities of Wipro BPO Solutions Limited, Spectramind Limited, Bermuda and Spectramind Limited, Mauritius are recorded in the books of the Company at their carrying amounts as on April 1, 2005.
d) Pursuant to the scheme of amalgamation, the following amounts, being the balances in the Share Premium and General reserves has been recorded as an addition / adjustment to the Share Premium and General reserves of the Company.
e) Total investments of Rs. 6,151 Million including Rs. 852 Million invested during the year in Wipro BPO Solutions Limited have been cancelled as a part of the amalgamation.

Rs. in Million
Share Premium	1,120.21
General Reserve	(3,257.30)
Total	(2,137.09)
(6) The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower change in subsequent periods (though the overall change over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended March 31, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million and for the year ended March 31, 2006 would have been lower by Rs. 490 Million & Rs. 449 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
The Company is awaiting further clarification on the matter.
Notes to segment report continued:
In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities.
In respect of option / forward contracts which are not designated as hedge of highly probable forecasted transactions, realized / unrealized gain or loss are recognized in the profit and loss account of the respective periods.
As at March 31, 2006, the Company had forward / option contracts to sell USD 438 Million in respect of highly probable forecasted transactions. The effect of marked to market of the said forward contracts is a gain of Rs. 131 Million. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.
13. In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
14. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.
However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for three months ended March 31, 2006 would have been lower by Rs. 28 Million & Rs. 24 Million and for the year ended March 31, 2006 would have been lower by Rs. 490 Million & Rs. 449 Million respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Million and Rs. 409 Million respectively. This would effectively increase the profit before and after tax in later years by similar amounts.
The Company is awaiting further clarification on the matter.
15. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.
c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

By order of the Board
Place: Bangalore	Azim H Premji
Date: April 19, 2006	Chairman
WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore — 560 035.
www.wipro.com